

Mail Stop 3561

March 24, 2017

Michael W. Hawkins
Chief Financial Officer
Omni Health, Inc.
5966 W 16th Avenue
Hialeah, Florida 33012

> **Re: Omni Health, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2016**
> **Filed November 25, 2016**
> **Form 10-Q for Quarterly Period Ended October 31, 2016**
> **Filed February 1, 2017**
> **File No. 333-195397**

Dear Mr. Hawkins:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure